UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ollie’s Bargain Outlet Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

681116109

(CUSIP Number)

12/17/2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 681116109	Page 2 of 7

1

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Michael L. Bangs as Executor for the Estate of Mark L. Butler, and as Trust Protector, Trust Distribution Advisor and Investment Direction Advisor for the Mark L. Butler 2012 Delaware Dynasty Trust

(See Note 1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,496,817(See Note 1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,496,817(See Note 1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,496,817(See Note 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.3%
12	TYPE OF REPORTING PERSON IN (See Note 1)

Note 1: The shares referenced in this schedule are owned of record as follows: Estate of Mark L. Butler -- 2,494,122 Mark L. Butler 2012 Delaware Dynasty Trust -- 6,002,695	Michael L. Bangs is the Executor of the Estate of Mark L. Butler and Trust Protector, Trust Distribution Advisor and Investment Direction Advisor of the Mark L. Butler 2012 Delaware Dynasty Trust, and in these roles possesses sole voting and dispositive power over the securities of the issuer described in this schedule.

CUSIP No. 681116109	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Mark L. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,494,122 (See Note 1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,494,122 (See Note 1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,494,122 (See Note 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%
12	TYPE OF REPORTING PERSON OO (See Note 1)

Note 1: The shares referenced in this schedule are owned of record as follows: Estate of Mark L. Butler -- 2,494,122 Mark L. Butler 2012 Delaware Dynasty Trust -- 6,002,695	Michael L. Bangs is the Executor of the Estate of Mark L. Butler and Trust Protector, Trust Distribution Advisor and Investment Direction Advisor of the Mark L. Butler 2012 Delaware Dynasty Trust, and in these roles possesses sole voting and dispositive power over the securities of the issuer described in this schedule.

CUSIP No. 681116109	Page 4 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark L. Butler 2012 Delaware Dynasty Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,002,695(See Note 1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,002,695(See Note 1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,002,695(See Note 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON OO (See Note 1)

Note 1: The shares referenced in this schedule are owned of record as follows: Estate of Mark L. Butler -- 2,494,122 Mark L. Butler 2012 Delaware Dynasty Trust -- 6,002,695	Michael L. Bangs is the Executor of the Estate of Mark L. Butler and Trust Protector, Trust Distribution Advisor and Investment Direction Advisor of the Mark L. Butler 2012 Delaware Dynasty Trust, and in these roles possesses sole voting and dispositive power over the securities of the issuer described in this schedule.

Item 1.

Ollie’s Bargain Outlet Holdings, Inc.

(a) Name of Issuer

(b) Address of Issuer’s Principal Executive Offices 6295 Allentown Boulevard, Suite 1, Harrisburg, PA 17112

Item 2.

Michael L. Bangs, Executor for the Estate of Mark L. Butler and as Trust Protector, Trust Distribution

(a)	Name of Person Filing Advisor and Investment Direction Advisor for the Mark L. Butler 2012 Delaware Dynasty Trust

(b)	Address of Principal Business Office or, if none, Residence 429 South 18th Street, Camp Hill, PA 17011

(c)	Citizenship Pennsylvania

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 681116109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership. Note 2: The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Note 1: the securities referenced in this schedule are owned of record as follows:
Estate of Mark L. Butler -- 2,494,122 shares
(a) Amount beneficially owned: 8,496,817.	Mark L. Butler 2012 Delaware Dynasty Trust -- 6,002,695

(b) Percent of class: 13.3%. (c) Number of shares as to which the person has:	Michael L. Bangs is the Executor of the Estate of Mark L. Butler and Trust Protector, Trust Distribution Advisor and Investment Direction Advisor of the Mark L. Butler 2012 Delaware Dynasty Trust, and in these roles possesses sole voting and dispositive power over the securities of the issuer described in this schedule.

(i) Sole power to vote or to direct the vote 8,496,817.

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of 8,496,817.

(iv) Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following D.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group Not Applicable

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group Not Applicable

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

03/18/2020		03/18/2020		03/18/2020
Date		Date		Date

Estate of Mark. L Butler		Mark L. Butler 2012 Delaware Dynasty Trust		/s/ Michael L. Bangs
By:	/s/ Michael L. Bangs	By:	/s/ Michael L. Bangs	Michael L. Bangs	Signature
Name:	Michael L. Bangs	Name:	Michael L. Bangs	Executor for the Estate of Mark L. Butler
Title:	Executor	Title:	Trust Protector, Trust Distribution Advisor and Investment Direction Advisor	Trust Protector, Trust Distribution Advisor and Investment Direction Advisor for the Mark L. Butler 2012 Delaware Dynasty Trust
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)